UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ATS Corporation

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

00211E104

(CUSIP Number)

Joel R. Jacks

900 Third Avenue, 33rd Floor

New York, NY 10022

Telephone:  (212) 909-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.

8000 Towers Crescent Drive, 14th floor

Tysons Corner, VA 22182

Attention:  James J. Maiwurm

Telephone:  (703) 720-7890

June 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211E104

1.	Names of Reporting Persons. Joel R. Jacks
I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,152,097(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,152,097(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,152,097(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 1,043,653 shares of common stock issuable upon the exercise of warrants and 72,963 shares of common stock received upon the dissolution of FSAC Partners, LLC, effective June 29, 2007.

CUSIP No. 00211E104

1.	Names of Reporting Persons. Peter M. Schulte
I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,174,097(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,174,097(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,097(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 1,043,653 shares of common stock issuable upon the exercise of warrants and 72,963 shares of common stock received upon the dissolution of FSAC Partners, LLC, effective June 29, 2007.

CUSIP No. 00211E104

1.	Names of Reporting Persons. Dr. Edward H. Bersoff
I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,515,974(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,515,974(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,515,974(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 826,072 shares of common stock issuable upon the exercise of warrants, 150,000 restricted shares under the terms of the 2006 Omnibus Incentive Compensation Plan (of which 30,000 (20%) vest on each December 31 commencing December 31, 2007), and 142,787 shares of common stock received upon the dissolution of FSAC Partners, LLC, effective June 29, 2007.

CUSIP No. 00211E104

1.	Names of Reporting Persons. FSAC Partners, LLC
I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions)

(1)             FSAC Partners, LLC, was dissolved effective June 29, 2007 and the shares of ATS Corporation common stock held by the LLC were distributed to its members upon dissolution effectiveness, as disclosed in this Amendment.

CUSIP No. 00211E104

1.	Names of Reporting Persons. Wesley Gaus
I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 740,530(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 740,530(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 740,530(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 554,930 shares of common stock issuable upon the exercise of warrants and 177,138 shares of common stock received upon the dissolution of FSAC Partners, LLC, effective June 29, 2007.

CUSIP No. 00211E104

1.	Names of Reporting Persons. Sary Awad
I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 227,984(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 227,984(1)

	10.	Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 227,984(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 138,732 shares of common stock issuable upon the exercise of warrants and 85,021 shares of common stock received upon the dissolution of FSAC Partners, LLC, effective June 29, 2007.

CUSIP No. 00211E104

1.	Names of Reporting Persons. Daniel Colon, Jr.
I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,360 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 74,360 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,360 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 36,995 shares of common stock issuable upon the exercise of warrants and 33,135 shares of common stock received upon the dissolution of FSAC Partners, LLC, effective June 29, 2007.

*                    Less than 1%

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on January 19, 2007 and amended on January 31, 2007 on behalf of Joel R. Jacks, Peter M. Schulte, Edward H. Bersoff, FSAC Partners, LLC, Wesley Gaus, Sary Awad and Daniel Colon, Jr.  This Amendment is being filed as a result of the direct acquisition of shares of Common Stock (hereinafter defined) by the Reporting Persons (hereinafter defined) following the dissolution of FSAC Partners, LLC on June 29, 2007 and related updates to certain information with respect to the “group” status, voting power and any deemed beneficial ownership reported in the original Schedule 13D and Amendment No. 1.  Unless otherwise stated, the information set forth in the original Schedule 13D and Amendment No. 1 remains accurate in all respects.

Due to the dissolution of FSAC Partners, LLC, any “group” status, as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, that may have been deemed pursuant to the status as a member of FSAC Partners, LLC has ended.  As a result of its dissolution, FSAC Partners LLC no longer beneficially owns more than five percent of the Common Stock and will make no further reports or amendments to this Statement.  However, Joel Jacks, Peter Schulte, Wesley Gaus, Sary Awad and Daniel Colon, Jr. will continue to file as a “group” due to their affiliation with CM Equity, as further described below.  Edward Bersoff will file his own reports or amendments to this Statement separately if any are required after the date hereof.  The Reporting Persons are filing this Amendment to reflect such changes.

Item 1.                    Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of ATS Corporation, a Delaware corporation formerly known as Federal Services Acquisition Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7915 Jones Branch Drive, McLean, VA 22102.

Item 2.                   Identity and Background.

This Schedule 13D is filed on behalf of each the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Joel R. Jacks (“Jacks”),

Peter M. Schulte (“Schulte”),

Dr. Edward H. Bersoff (“Bersoff”),

FSAC Partners LLC (“FSAC Partners”),

Wesley Gaus (“Gaus”),

Sary Awad (“Awad”), and

Daniel Colon, Jr. (“Colon”).

Jacks, Schulte, Bersoff, Gaus, Awad and Colon are collectively referred to herein as the “Reporting Persons.”   The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Amendment relates to (i) 2,152,097 shares of Common Stock, including 1,043,653 shares of Common Stock issuable upon the exercise of warrants, held by Jacks, (ii) 2,174,097 shares of Common Stock, including 1,043,653 shares of Common Stock issuable upon the exercise of warrants, held by Schulte, (iii) 1,515,974 shares of Common Stock, including 826,072 shares of Common Stock issuable upon the exercise of warrants and 150,000 restricted shares, held by Bersoff, (iv) 740,530 shares of Common Stock, including 554,930 shares of Common Stock issuable upon the exercise of warrants, held by Gaus, (v) 227,984 shares of Common Stock, including 138,732 shares of Common Stock issuable upon the exercise of warrants, held by Awad and (vi) 74,360 shares of Common Stock, including 36,995 shares of Common Stock issuable upon the exercise of warrants, held by Colon (collectively, the “Shares”).

FSAC Partners, a Delaware limited liability company, was formed in May of 2005 for the exclusive purpose of acquiring, holding, voting and ultimately disposing of common or preferred stock, warrants or other securities of ATS Corporation.  The former business address of FSAC Partners was 900 Third Avenue, 33rd Floor, New York, NY 10022.  Effective June 29, 2007, the members of FSAC Partners dissolved the limited liability company.  Jacks, Schulte, Bersoff, Gaus, Awad and Colon were included among the former members of FSAC Partners, who received shares of ATS Corporation common stock upon the dissolution of FSAC Partners.  With the exception of Bersoff, each of these individuals is associated with CM Equity Partners (“CM Equity”), a company that invests in established middle market companies and manages private equity funds and investments through its management companies, CMLS Management, L.P. and CM Equity Management, L.P.  Jacks and Schulte are the Managing Partners and founders of CM Equity.

Each of Jacks, Schulte and Bersoff is serving as a director of the Issuer.  Bersoff is now serving as the Issuer’s Chairman, President and Chief Executive Officer.

The business address of Jacks, Schulte, Gaus, Awad and Colon is 900 Third Avenue, 33rd Floor, New York, NY 10022.  The business address of Bersoff is 7915 Jones Branch Drive, McLean, Virginia 22102.

During the past five years, none of the Reporting Persons or FSAC Partners nor, to the best knowledge of the Reporting Persons and FSAC Partners, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Each of the individual Reporting Persons is a citizen of the United States.

Item 3.                   Source and Amount of Funds or Other Consideration.

On March 19, 2007, Bersoff received 150,000 shares of restricted stock under the 2006 Omnibus Incentive Plan, of which 30,000 shares (20%) vest on each December 31 commencing with December 31, 2007.

On June 29, 2007, FSAC Partners was dissolved and the former members of FSAC Partners (with the exception of Robert Hopkins (“Hopkins”) who, simultaneously with the dissolution of FSAC Partners, sold his interest in FSAC Partners to Jacks, Schulte, Bersoff and Gaus as further described below) received the outstanding interests of the limited liability company, comprised entirely of the following shares of common stock of ATS Corporation:

Edward H. Bersoff	142,787
Joel R. Jacks	72,963
Peter M. Schulte	72,963
Wesley Gaus	177,138
Sary Awad	85,021
Daniel Colon, Jr.	33,135

The only consideration paid for the shares of Common Stock formerly held by FSAC Partners was in payment for those shares sold by Hopkins to Jacks, Schulte, Bersoff and Gaus.  Of the total 72,963 shares received by each of Jacks and Schulte, 35,294 were bought from Hopkins at a price of $128,359.34 each.  Of the 142,787 shares of Common Stock received by Bersoff, 35,294 shares were bought from Hopkins at a price of $128,359.34.  Of the 177,138 shares of Common Stock received by Gaus, 8,248 shares were bought from Hopkins at $30,000.

Item 4.                   Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes.  The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock.  The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire.

At the date of this statement, the Reporting Persons, except as set forth in this statement and consistent with Bersoff’s, Jacks’ and Schulte’s positions with the Issuer, have no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.            Interest in Securities of the Issuer.

All of the percentages calculated in this Amendment are based on 18,127,454 shares of Common Stock outstanding as of the close of business on May 15, 2007, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2007.  The percentages reflect, in both the numerator and denominator of the computation as to each beneficial owner, the number of shares of Common Stock issuable upon the exercise of warrants held by each beneficial owner.

All share ownership data in this Item 5 includes shares of Common Stock issuable upon the exercise of warrants beneficially owned by the respective Reporting Persons.

As of the date hereof, FSAC Partners has dissolved and therefore ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.  Therefore, this constitutes an exit filing for FSAC Partners and it will make no further reports or amendments to this Statement.  Due to the dissolution of FSAC Partners, the Reporting Persons are no longer deemed a “group” for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.  Rather, going forward the reporting group will be confined to those individuals having an affiliation with CM Equity, which includes all current Reporting Persons, with the exception of Bersoff.  Edward Bersoff will file his own reports or amendments to this Statement separately if any are required after the date hereof.

In the aggregate and without duplication, as of the date of this statement, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 6,885,042 shares of Common Stock, which represents approximately 31.6% of the Common Stock outstanding as of the date of this statement.  As set forth below, each of the

Reporting Persons expressly disclaims beneficial ownership of shares of Common Stock as to which he does not have actual voting and dispositive power.

As of the date of this Amendment, Jacks may be deemed to be the beneficial owner of an aggregate of 2,152,097 shares of Common Stock, which represents approximately 11.2% of the Common Stock outstanding as of the date of this statement.  Jacks has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

As of the date of this Amendment, Schulte may be deemed to be the beneficial owner of an aggregate of 2,174,097 shares of Common Stock, which represents approximately 11.3% of the Common Stock outstanding as of the date of this statement.  Schulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

As of the date of this Amendment, Bersoff may be deemed to be the beneficial owner of an aggregate of 1,515,974 shares of Common Stock, which represents approximately 8.0% of the Common Stock outstanding as of the date of this statement.  Bersoff has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

As of the date of this Amendment, Gaus may be deemed to be the beneficial owner of an aggregate of 740,530 shares of Common Stock, which represents approximately 4.0% of the Common Stock outstanding as of the date of this statement.  Gaus has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

As of the date of this Amendment, Awad may be deemed to be the beneficial owner of an aggregate of 227,984 shares of Common Stock, which represents approximately 1.2% of the Common Stock outstanding as of the date of this statement.  Awad has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

As of the date of this Amendment, Colon may be deemed to be the beneficial owner of 74,360 shares of Common Stock, which represents less than 1% of the Common Stock outstanding as of the date of this Amendment.  Colon has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

Item 6.                                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Prior to the Issuer’s initial public offering, the Issuer issued 5,250,000 shares to its founding stockholders.  Prior to the Issuer’s special meeting of stockholders held to vote on the acquisition of ATS, the founding stockholders and the Issuer agreed that if the acquisition were approved at the special meeting and actually closed, the Issuer would redeem one-half of such shares, for a price of $0.0011 per share, promptly after the closing of the acquisition.  Such redemptions were effective January 17, 2007.  All of the remaining shares issued to the Issuer’s founding stockholders prior to the Issuer’s initial public offering (including an aggregate of 2,598,750 shares owned by Jacks, Schulte, Bersoff and FSAC Partners) remain in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement that expires on October 25, 2008 (the “Escrow Agreement”).  The Escrow Agreement was amended, effective June 29, 2007, to account for the dissolution of FSAC Partners.  Pursuant to the amendment, the members of FSAC Partners distributed their shares of Common Stock formerly held by FSAC Partners to the members of the limited liability company in their individual capacities (with the exception of Hopkins, who, simultaneously with the dissolution of FSAC Partners, sold his interest in FSAC Partners, LLC to Jacks, Schulte, Bersoff and Gaus).  Such shares of Common Stock remain in escrow and during the escrow period, these shares cannot be sold, but the founding stockholders will retain all other rights as stockholders, including, without limitation, the right to vote their shares of Common Stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of Common Stock, such dividends will also be placed in escrow.

Jacks, Schulte, Bersoff, FSAC Partners and Arthur L. Money were parties to a registration rights agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which the holders of the majority of such stockholders’ shares purchased prior to the Issuer’s initial public offering will be entitled to make up to two demands that the Issuer register such shares.  The Registration Rights Agreement was amended, effective June 29, 2007, to account for the dissolution of FSAC Partners.  The holders of a majority of such shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow, October 25, 2008.  In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of Common Stock are released from escrow.  The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Each warrant entitles the registered holder to purchase one share of the Issuer’s Common Stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on January 16, 2007.

The warrants will expire on October 19, 2009 at 5:00 p.m., New York City time.

The Issuer may call the warrants for redemption:

•       in whole and not in part;

•       at a price of $0.01 per warrant at any time after the warrants become exercisable;

•       upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•       if, and only if, the reported last sale price of the Common Stock equals or exceeds $8.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day before we send notice of redemption to warrant holders.

The right to exercise the warrants will be forfeited unless they are exercised before the date specified in the notice of redemption. On and after the redemption date, the record holder of a warrant will have no further rights except to receive, upon surrender of the warrants, the redemption price.

The exercise price and number of shares of Common Stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or a recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise prices.

Item 7.            Material to be Filed as Exhibits.

Exhibit 99.1. Specimen warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.2.  Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.3. Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.4.  Form of Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders

Exhibit 99.5.  Form of Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company

Exhibit 99.6. Joint Filing Agreement (included as Exhibit 99.3 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.7. Joel R. Jacks Power of Attorney (included as Exhibit 99.4 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.8. Peter M. Schulte Power of Attorney (included as Exhibit 99.5 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.9. Dr. Edward H. Bersoff Power of Attorney (included as Exhibit 99.6 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.10. FSAC Partners LLC Power of Attorney (included as Exhibit 99.7 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.11. Wesley Gaus Power of Attorney (included as Exhibit 99.8 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.12. Sary Awad Power of Attorney (included as Exhibit 99.9 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.13.  Daniel Colon, Jr. Power of Attorney (included as Exhibit 99.10 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2007

JOEL R. JACKS

By:	/s/ Joel R. Jacks
Name:	Joel. R. Jacks

PETER M. SCHULTE

By:	/s/ Peter M. Schulte
Name:	Peter M. Schulte

DR. EDWARD H. BERSOFF

By:	/s/ Dr. Edward H. Bersoff
Name:	Dr. Edward H. Bersoff

FSAC PARTNERS, LLC

By:	/s/ Joel R. Jacks
Name:	Joel R. Jacks
Title:	Liquidator

WESLEY GAUS

By:	/s/ Wesley Gaus
Name:	Wesley Gaus

SARY AWAD

By:	/s/ Sary Awad
Name:	Sary Awad

DANIEL COLON, JR.

By:	/s/ Daniel Colon, Jr.
Name:	Daniel Colon, Jr.

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Specimen warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.2

Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.3

Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.4	Form of Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders

99.5

Form of Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company

99.6	Joint Filing Agreement (included as Exhibit 99.3 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.7	Joel R. Jacks Power of Attorney (included as Exhibit 99.4 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.8	Peter M. Schulte Power of Attorney (included as Exhibit 99.5 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.9	Dr. Edward H. Bersoff Power of Attorney (included as Exhibit 99.6 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.10	FSAC Partners, LLC Power of Attorney (included as Exhibit 99.7 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.11	Wesley Gaus Power of Attorney (included as Exhibit 99.8 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.12	Sary Awad Power of Attorney (included as Exhibit 99.9 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.13	Daniel Colon, Jr. Power of Attorney (included as Exhibit 99.10 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)